Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733, 40246, 40247)
LEAVE OF ABSENCE OF CHAIRMAN, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE NOMINATION COMMITTEE
APPOINTMENT OF ACTING CHAIRMAN, ACTING CHIEF EXECUTIVE OFFICER AND ACTING CHAIRMAN OF THE NOMINATION COMMITTEE
APPOINTMENT AND RE-DESIGNATION OF DIRECTORS
Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings ascribed to them in our 2019 annual report and/or 2020 interim report.

The board of directors (the “Board”) of Sands China Ltd. (the “Company”) announces that:

(A)Mr. Sheldon Gary Adelson (“Mr. Adelson”) will take a medical leave of absence from his positions as the Chairman, Chief Executive Officer and the Chairman of the Nomination Committee of the Company to receive further treatment for lymphoma, and is re-designated as a Non-Executive Director of the Company, in each case, with effect from January 7, 2021.

During the leave of absence and after the re-designation, Mr. Adelson will be a Non-Executive Director of the Company.

(B)Mr. Robert Glen Goldstein (“Mr. Goldstein”) is appointed as the Acting Chairman, Acting Chief Executive Officer, Acting Chairman of the Nomination Committee, and re-designated as an Executive Director of the Company, in each case, with effect from January 7, 2021.

(C)Mr. Chum Kwan Lock, Grant (“Mr. Chum”) is appointed as an Executive Director of the Company with effect from January 7, 2021.

Mr. Adelson has confirmed that he has no disagreement with the Board, and there are no matters that need to be brought to the attention of the holders of securities of the Company in respect of his leave of absence and re-designation.

Biographical information of Mr. Adelson, Mr. Goldstein and Mr. Chum include the following:

(1)Mr. Sheldon Gary Adelson

Prior to his leave of absence and re-designation, Mr. Adelson, aged 87, was the Chairman of our Board, Chief Executive Officer, an Executive Director and the Chairman of the Nomination Committee. Mr. Adelson served as a Non-Executive Director from August 2009 until March 2015. Prior to his leave of absence, Mr. Adelson was the chairman of the board and the chief executive officer of Las Vegas Sands Corp. (“LVS”) since August 2004, and he has been a director of LVS since August 2004. Mr. Adelson is the chairman of the board, chief executive officer, treasurer and a director of Las Vegas Sands, LLC (“LVS LLC”) (or its predecessor, Las Vegas Sands, Inc.), when it was formed to own and operate the former Sands Hotel and Casino, and is also the chairman of the board and treasurer of Venetian Casino Resort, LLC (“Venetian LLC”). Mr. Adelson also created and developed the Sands Expo and Convention Center, the first privately owned convention center in the United States, which was transferred to LVS in July 2004. Mr. Adelson’s business career spans more than seven decades and has included creating and developing more than 50 businesses to maturity. Mr. Adelson has extensive experience in the convention, trade show and tour and travel businesses. He created and developed the COMDEX Trade Shows, including the COMDEX/Fall Trade Show, which was the world’s largest computer show in the 1990s. He has been the president and chairman of Interface Group Holding Company, Inc. and its predecessors since the mid-1970s and a manager of LVS’ affiliate Interface Group-Massachusetts, LLC and was president of its predecessors since 1990. Mr. Adelson has earned multiple honorary degrees and has been a guest lecturer at various colleges and universities, including the University of New Haven, Harvard Business School, Columbia Business School, Tel Aviv University and Babson College. Among his numerous awards for his business and philanthropic work are the Armed Forces Foundation’s Patriot Award, the Hotel Investment Conference’s Innovation Award, the Woodrow Wilson Award for Corporate Citizenship and induction into the American Gaming Association’s Hall of Fame.

Mr. Adelson will serve as a Non-Executive Director of the Company for a term of three years from January 7, 2021. He is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the articles of association of the Company.

As at the date of this announcement, Mr. Adelson had interest of 5,657,814,885 shares or underlying shares of the Company and interest of 397,370,551 shares or underlying shares in LVS (as associated corporation of the Company) within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”) as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

LVS currently controls approximately 69.93% of the voting rights in the Company and is therefore a controlling shareholder of the Company. LVS, LVS LLC, LVS (Nevada) International Holdings, Inc. (“LVS Inc”), Venetian LLC and Venetian Venture Development Intermediate II (“VVDI II”) are substantial shareholders of the Company within the meaning of Part XV of the SFO.

Mr. Adelson will not receive any director’s fees/emoluments for services provided to the Company in his capacity as a Non-Executive Director. However, Mr. Adelson receives emoluments (inclusive of share-based compensation) from LVS for his service to the LVS group.

Save as disclosed above, Mr. Adelson (i) does not hold any other position with the Company and other members of the Group; (ii) does not have any relationship with any other Directors, senior management, or substantial or controlling shareholders of the Company; (iii) has not held any directorship in the last three years in any public companies the securities of which are listed on any securities market in Hong Kong or overseas; and (iv) does not have other major appointments and professional qualifications.

Save for the information disclosed above, there is no information of Mr. Adelson that is discloseable pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there are no other matters concerning the re-designation of Mr. Adelson that need to be brought to the holders of securities of the Company.

(2)Mr. Robert Glen Goldstein

Prior to his appointment and re-designation on January 7, 2021, Mr. Goldstein, aged 65, was a Non-Executive Director. He is the Chairman of the Capex Committee and a director of one of our Macao subsidiaries. Mr. Goldstein served as a Non-Executive Director since May 2014 until he was subsequently re-designated as an Executive Director in March 2015, and he was further re-designated as a Non-Executive Director in November 2015. Mr. Goldstein was our Interim President from March 2015 to November 2015 and has been a member of the Capex Committee since March 2015. Mr. Goldstein was appointed as the acting chief executive officer and acting chairman of LVS on January 6, 2021 (U.S. time). Mr. Goldstein has been the president, chief operating officer and a director of LVS and LVS LLC, and the president and a director of LVS Inc since January 2015. He previously served as LVS’ President of Global Gaming Operations from January 2011 until December 2014, LVS’ Executive Vice President from July 2009 until December 2014, and LVS’ secretary from August 2016 to November 2016. He has held other senior executive positions at LVS and its subsidiaries since 1995. From 1992 until joining LVS in 1995, Mr. Goldstein was the executive vice president of marketing at the Sands Hotel in Atlantic City, as well as an executive vice president of the parent Pratt Hotel Corporation.

Mr. Goldstein holds a Bachelor of Arts, History and Political Science, Magna Cum Laude, from the University of Pittsburgh and a Juris Doctorate from the Temple University School of Law. In 1980, he became a member of the Pennsylvania Bar Association.

Mr. Goldstein will serve as an Executive Director of the Company for a term of three years from January 7, 2021. He is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the articles of association of the Company.

As at the date of this announcement, Mr. Goldstein did not have any interest in the shares or underlying shares of the Company but had interest of 4,887,057 shares or underlying shares in LVS (as associated corporation of the Company) within the meaning of Part XV of the SFO as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

As mentioned above, LVS currently controls approximately 69.93% of the voting rights in the Company and is therefore a controlling shareholder of the Company. LVS, LVS LLC, LVS Inc, Venetian LLC and VVDI II are substantial shareholders of the Company within the meaning of Part XV of the SFO.

Mr. Goldstein will not receive any director’s fees/emoluments for services provided to the Company in his capacity as an Executive Director, the Acting Chairman, Acting Chief Executive Officer, Acting Chairman of the Nomination Committee, and Chairman of the Capex Committee. However, Mr. Goldstein receives emoluments (inclusive of share-based compensation) from LVS for his service to the LVS group.

Save as disclosed above, Mr. Goldstein (i) does not hold any other position with the Company and other members of the Group; (ii) does not have any relationship with any other Directors, senior management, or substantial or controlling shareholders of the Company; (iii) has not held any directorship in the last three years in any public companies the securities of which are listed on any securities market in Hong Kong or overseas; and (iv) does not have other major appointments and professional qualifications.

Save for the information disclosed above, there is no information of Mr. Goldstein that is discloseable pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there are no other matters concerning the appointment and re-designation of Mr. Goldstein that need to be brought to the holders of securities of the Company.

(3)Mr. Chum Kwan Lock, Grant

Mr. Chum, aged 45, is our Chief Operating Officer (since February 21, 2020) and is also a director of a number of our subsidiaries, including Venetian Macau Limited. Mr. Chum joined LVS and our Group as Senior Vice President, Global Gaming Strategy in July 2013 and served as the Chief of Staff from March 2015 until February 2020. Prior to joining the Group, Mr. Chum spent 14 years at UBS Investment Bank (“UBS”) in a variety of roles, including serving as head of Hong Kong equity research from 2010 to 2013, and head of China equity research from 2007 to 2010. Mr. Chum was also responsible for Asia gaming equity research from 2006 to 2013 for UBS and was named Asia’s stock-picker of the year by the Financial Times in 2011.

Mr. Chum graduated in Philosophy, Politics, and Economics with First Class Honors from the University of Oxford.

Mr. Chum will serve as an Executive Director of the Company for a term of three years from January 7, 2021. He is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the articles of association of the Company.

As at the date of this announcement, Mr. Chum had interest of 2,020,900 shares or underlying shares of the Company and did not have any interest in the shares or underlying shares of LVS (an associate corporation of the Company) within the meaning of Part XV of the SFO as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Mr. Chum will not receive any director’s fees/emoluments for services provided to the Company in his capacity as an Executive Director. As Chief Operating Officer of the Company, Mr. Chum receives emoluments of US$1,600,000 per annum, plus an annual incentive up to US$1,200,000, in accordance with the service contract entered into between Mr. Chum and the Group. The emoluments of Mr. Chum are determined by the Remuneration Committee with reference to his duties and responsibilities with the Company and the Company’s remuneration policy and are subject to review by the Remuneration Committee from time to time. His emoluments are covered by the service contract referred to above and any subsequent revision approved by the Remuneration Committee.

Save as disclosed above, Mr. Chum (i) does not hold any other position with the Company and other members of the Group; (ii) does not have any relationship with any other Directors, senior management, or substantial or controlling shareholders of the Company; (iii) has not held any directorship in the last three years in any public companies the securities of which are listed on any securities market in Hong Kong or overseas; and (iv) does not have other major appointments and professional qualifications.

Save for the information disclosed above, there is no information of Mr. Chum that is discloseable pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there are no other matters concerning the appointment of Mr. Chum that need to be brought to the holders of securities of the Company.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, January 7, 2021

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Directors:
Sheldon Gary Adelson
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.